# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OKMIN RESOURCES, INC., CIK 0001848334
CUSIP: 67921K100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 16501 Ventura Blvd., Suite 400, Encino, California (CA), 91436
Date of event which requires filing of this statement: 02/27/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001954059

## Reporting persons
- Mansano Roy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 10,753,024; shared voting power 0; sole dispositive power 10,753,024; shared dispositive power 0; aggregate amount beneficially owned 10,753,024 (8.56% of the class)

## Item 1. Issuer
Name of issuer: OKMIN RESOURCES, INC.
Address of issuer's principal executive offices: 16501 Ventura Blvd., Suite 400, Encino, CA 91436

## Item 2. Person Filing
Name of person filing: Roy Mansano
Address of principal business office or, if none, residence: 5343 Ostrom Avenue, Encino, California 91316
Citizenship: USA

## Item 4. Ownership
Amount beneficially owned: 10,753,024 shares
Percent of class:
8.56%

This percentage was calculated based on a total of 125,689,287 shares of Common Stock outstanding as of February 24, 2026. The reporting person beneficially owned 3,000,000 shares directly and beneficially owned all the other reported shares indirectly through two entities which he controls, Roy Mansano MD APMC and Roy Z. Mansano Revocable 2013 Trust.
Sole power to vote or to direct the vote: 10,753,024
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,753,024
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Mansano Roy: /s/ Roy Mansano, Roy Mansano, Individual (02/27/2026)